UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of	October 5, 2004.

Commission File Number	33398141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

BURNS, PHILP & COMPANY LIMITED ABN 65 000 000 359
LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111

FAX: (02) 9247 3272

5 October 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Repayment of Senior Secured Finance Facilities

On 22 July 2004, Burns, Philp & Company Limited (“Burns Philp”) announced that it had entered into agreements to sell its Yeast and Bakery Ingredients Group, and Tone Brothers, Inc., (“Tones”) its herb and spice business, to Associated British Foods, plc for a total price of US$1,350 million.

As previously advised the sale of both of these assets has now been completed. On 30 September 2004 (New York time) Burns Philp finalised the sale of the Yeast and Bakery Ingredients Group. The sale of Tones completed on 3 September 2004 (New York time).

The gross proceeds of approximately A$1,875 million will be used to repay the Group’s senior secured credit facilities of approximately A$1,550 million. The balance, after costs and completion adjustments, will be held as cash on hand.

After the repayments, the Group’s outstanding indebtedness will comprise US$710 million of high yield notes and NZ$212.5 million of New Zealand subordinated capital notes, totalling approximately A$1,185 million. After adjusting for cash on hand, the Group’s net debt will be approximately A$800 million.

Yours sincerely

PHILIP WEST
Company Secretary

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED (Registrant)

Date	October 5, 2004	By:	/s/ PHILIP WEST

(Signature) * PHILIP WEST Company Secretary

* Print the name and title under the signature of the signing officer